December 15, 2006

VIA HAND DELIVERY AND EDGAR

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Quadra Realty Trust, Inc. Form S-11
Registration No. 333-138591

Dear Ms. Garnett:

On behalf of Quadra Realty Trust, Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-138591) (as amended, the “Registration Statement”), initially filed with the Commission on November 9, 2006 and amended on the date hereof, relating to the initial public offering of shares of common stock, par value $0.001 per share, by the Company. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated December 8, 2006 (the “Comment Letter”).

Each of the numbered comments below restates the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in Amendment No. 1 to the Registration Statement, as filed with the Commission on the date hereof.

General

1.	We note that you intend to elect to be taxed as a REIT and that a portion of the offering proceeds do not have a specified use of proceeds. To the extent substantially all of the offering proceeds do not have a specified use, the offering may constitute a “blind-pool” offering. Accordingly, the registration statement would have to include the disclosures described in Industry Guide 5. See Securities Act Release 33-6900. Please revise to include the applicable Guide 5 disclosures or tell us why you believe this offering is not a blind pool.

In response to the Staff’s comment, the Company does not believe that this offering constitutes a “blind pool” offering because all of the net proceeds of this offering will be used to purchase the portfolio of initial assets (the “Initial Assets”) and to fund unfunded commitments under the construction loans contributed to the Company as a part of the Initial Assets.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company does not intend to use any pictures, graphics or artwork other than the logo appearing on the front cover of the prospectus included in the Registration Statement.

3.	Please provide us with a detailed analysis of why your current and proposed business and investment strategy will not cause you to become, an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

The Company supplementally confirms to the Staff that it intends to rely on the exclusion in Sections 3(c)(5)(C) and 3(c)(6) of the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(c)(5)(C) excludes from the definition of “investment company” any company that is not engaged in the business of issuing “redeemable securities” and which is engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” Section 3(c)(6) excludes from the definition of “investment company”, among other things, any company primarily engaged directly or through majority-owned subsidiaries in a business described in Section 3(c)(5)(C). In the future, when the Company operates most of its business through subsidiaries, including subsidiaries that issue collateralized debt obligations (“CDOs”), the Company may not be subject to regulation as an investment company because it will not come within the definition of “investment company” under the Investment Company Act.

The term “redeemable security” is defined in Section 2(a)(32) of the Investment Company Act to mean any security (other than short-term paper) that gives its holder the right to receive, upon tender to the issuer or the issuer’s agent, the holder’s approximate share of the issuer’s current net assets or the cash equivalent. We anticipate that the Company’s shares will be traded on the New York Stock Exchange. The Company has not issued any redeemable securities, is not issuing any redeemable securities in connection with the offering and will not issue any redeemable securities for so long as it relies on the Section 3(c)(5)(C) and Section 3(c)(6) exclusions.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

The Staff has provided guidance through the no-action letter process on the meaning of being engaged primarily in the business of “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” for purposes of Section 3(c)(5)(C). In various letters, the Staff has stated that it would regard an issuer as being engaged primarily in this business, within the meaning of Section 3(c)(5)(C), if (a) at least 55% of the value of the issuer’s assets consists of real estate interests (“Qualifying Assets”), (b) at least 80% of the value of the issuer’s assets consists of investments in (i) Qualifying Assets plus (ii) other assets that are not Qualifying Assets but are real estate-related assets (“Real Estate-Related Assets”) and (c) no more than 20% of the value of the issuer’s assets consists of assets other than Qualifying Assets and Real Estate-Related Assets (“Miscellaneous Assets”).

The Staff has indicated that it would regard as Qualifying Assets a fee interest in real estate, a whole mortgage loan that is fully secured by real property (a “Qualifying Mortgage”), and agency whole-pool certificates. The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Assets. In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Asset, if the holder of the participation interest controls the right to foreclose on the mortgage loan in the event of a default (“Qualifying Participations”).1

The Staff recently has indicated through the registration process that B Notes are Qualifying Assets for an issuer where the issuer has the unilateral right to (i) instruct the servicer to foreclose on a defaulted mortgage loan, (ii) replace the servicer in the event the servicer, in its discretion, elects not to foreclose on such a loan and (iii) purchase the A Note in the event of a default on the mortgage loan (“Qualifying B Notes”).2 The Staff also has indicated through the registration process that certain controlling class and wholly-owned contiguous classes of commercial mortgage backed securities are Qualifying Assets for an issuer where (i) the issuer acquires 100% of the controlling class CMBS issuance, (ii) the issuer acquires 100% of any sequentially contiguous non-investment grade classes of the same CMBS issuance,

[1]	See MGIC Mortgage Corp., SEC No-Action Letter, 1974 WL 10243 (Aug. 1, 1974); Northwestern Ohio Building & Construction Trades Found., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) P77,662 (May 21, 1984).
[2]	See CBRE Realty Finance, Inc., Registration Statement on Form S-11, Amendment No. 5, Registration No. 333-132186 (filed Sep. 12, 2006), at pages 97-98.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

(iii) each such class is entitled to exercise all rights of the initial controlling class, including foreclosure rights, if it becomes the controlling class and (iv) Qualifying Assets comprise at least 85% of the pool of assets underlying the CMBS issuance (“Qualifying CMBS”).3 If any of the loans underlying a CMBS issuance in which the Company owns the controlling class are not Qualifying Assets, the Company would pro rate the value of the Qualifying CMBS it owns and treat as a Qualifying CMBS only that portion of each qualifying class equal to the portion of the pool of underlying assets that are Qualifying Assets.

To our knowledge, the Staff has not announced any guidance with respect to real estate loans secured by 100% of the equity securities of a special purpose vehicle that owns real estate (“Mezzanine Loans”). Until the Staff provides guidance that Mezzanine Loans are Qualifying Assets, the Company intends to treat them as Real Estate-Related Assets.

The Company currently owns no assets other than a de minimis amount of cash. Concurrently with the closing of the offering, Hypo Real Estate Capital Corporation (the “Manager”) will contribute the Initial Assets to the Company. The Initial Assets will be comprised of Qualifying Participations, Real Estate-Related Assets, Qualifying B Notes, Mezzanine Loans and additional assets yet to be identified but which the Company represents will be Qualifying Assets. The Company currently anticipates that the assets yet to be selected will be one or more Qualifying Participations or Qualifying Mortgages.

Among the assets to be contributed to the Company at closing will be partially funded participations in construction mortgage loans fully secured by real estate and one or more partially funded B Notes. In connection with each of these partially funded investments, the Company will also assume an obligation to fund a pro rata portion of the unfunded commitment when a draw down is made under the terms of the respective loan.

At closing, the Company will have one subsidiary (“Subsidiary 1”), which will be wholly-owned by the Company.4 The Company currently intends for each loan that has an unfunded commitment associated with it to be held at the Company level. The Company also intends for each loan that is fully funded at closing to be held in Subsidiary 1 because it believes that, as a general matter, it may be able to receive more favorable financing terms for each loan if it is able to isolate that loan or a group of such loans in a special purpose subsidiary.5 For loans with unfunded

[3]	See JER Investors Trust Inc., Registration Statement on Form S-11, Amendment No. 6, Registration No. 333-122802 (filed July 11, 2005), at pages 65-67.
[4]	The Company is contemplating forming a second subsidiary at or close to closing (“Subsidiary 2”), which would be a taxable REIT subsidiary for Federal income tax purposes. However, Subsidiary 2 would have no assets at closing. As a result, Subsidiary 2 is not otherwise discussed in this response. The Company’s interest in Subsidiary 2 and any assets held by Subsidiary 2 would be treated consistently with the treatment of Subsidiary 1 as described in this response.
[5]	As discussed below, the Company intends for one or more additional Qualifying Assets (that it currently anticipates will be Qualifying Mortgages or Qualifying Participations) to be included in the Initial Assets. It is not known at this time whether these assets will have unfunded commitments associated with them, but in any event the Company intends for these assets to be held by the Company (and not Subsidiary 1) at closing.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

commitments, however, the Company may need to hold those loans at the Company level in order to (i) have access to greater liquidity to facilitate funding commitments when called and (ii) satisfy the requirements of underlying loan documents that impose certain asset and net worth requirements on lenders. As loans with unfunded commitments become fully funded, the Company intends from time to time to transfer one or a group of such loans to one or more other subsidiaries in connection with financing transactions, including CDO subsidiaries.

When determining whether the Company satisfies the requirements of Section 3(c)(6) by being primarily engaged in a Section 3(c)(5)(C) business through one or more majority-owned subsidiaries, the Company will calculate its assets on an unconsolidated basis, which is consistent with the methodology used in Section 3(a)(1)(C) of the Investment Company Act and, we understand, consistent with the views of the Staff as expressed in two recent transactions.6 For each majority-owned subsidiary of the Company, including CDOs, that satisfies the requirements of Section 3(c)(5)(C), the Company intends to treat as a Qualifying Asset the percentage of its investment in the subsidiary equal to the percentage of the subsidiary’s assets that are Qualifying Assets and generally will treat the balance of its investment in such a subsidiary as a Real Estate-Related Asset. The Company currently does not believe any such subsidiaries will own Miscellaneous Assets, but it reserves the right for them to do so, in which case it would treat a pro rata portion of its investment in any such subsidiary as Miscellaneous Assets. If a CDO or other subsidiary owns a mixture of Qualifying Assets and Real Estate-Related Assets but does not satisfy Section 3(c)(5)(C) or only owns Real Estate-Related Assets, the Company intends to treat its entire investment in that CDO or other subsidiary as a Real Estate-Related Asset.7

Although the Company anticipates that Subsidiary 1 will hold each Mezzanine Loan after closing, the Company currently does not anticipate that Subsidiary 1 will borrow money at closing, because the Company will receive a significant amount of cash as a result of the offering and will not yet need to finance its operations or investments by borrowing against any fully funded loans. As a result, holding the Mezzanine Loans at Subsidiary 1 will not affect the Company’s analysis of its status under Section 3(c)(5)(C) at closing.

[6]	We understand that the Staff asserted that an issuer's assets should be calculated on an unconsolidated basis for purposes of Section 3(c)(5)(C) and 3(c)(6) in the recent CBRE Realty Finance Inc. offering (see Note 1 supra) and the KKR Financial Corp. offering (Registration Nos. 333-124103 and 333-126102).

[7]	The Company currently anticipates that Subsidiary 1 will own only Mezzanine Loans at closing, which the Company treats as Real Estate-Related Assets. Accordingly, the Company will treat its investment in Subsidiary 1 as a Real Estate-Related Asset. Subsidiary 1 will be exempt from registration under the Investment Company Act by Section 3(c)(1) and/or Section 3(c)(7) of the Investment Company Act.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

The Initial Assets are subject to continuing review by the Manager and will be changed with the addition of certain assets and possible change of assets currently described in the prospectus prior to the filing of the preliminary prospectus. Upon final determination of the Initial Assets prior to the filing of the preliminary prospectus, the Company will provide the Staff with a breakdown of the Initial Assets by the following categories—Qualifying Participations, Qualifying Mortgages, Qualifying B Notes, Mezzanine Loans (held by Subsidiary 1), Real Estate Related Assets and Miscellaneous Assets (none expected)—along with the percentage of the portfolio of all Initial Assets that each category represents, but in any event the Company represents that Qualifying Assets will exceed 55% of the Initial Assets and at least 25% of the Initial Assets will be Real Estate-Related Assets. Thus, excluding the excess cash from the offering that will be invested temporarily by the Company in cash equivalents (such as time deposits or registered money market funds), the Company will satisfy the requirements set forth by the Staff to rely on Section 3(c)(5)(C) and 3(c)(6). Over time, this excess cash will be invested by the Company in Qualifying Assets and Real Estate-Related Assets in accordance with the foregoing discussion.

As noted above, the Company may in the future operate most of its business through subsidiaries, including CDOs, in which case the Company may not be subject to regulation as an “investment company” because it would not come within the definition of investment company under the Investment Company Act, if (i) one or more of its majority-owned subsidiaries relies on Section 3(c)(5)(C) or Rule 3a-7 for its exclusion from the Investment Company Act (or any other Investment Company Act exemption or exclusion other than Section 3(c)(1) or Section 3(c)(7)) and (ii) the value of the Company’s investments in such exempt subsidiaries comprises more than 60% of the Company’s total assets (excluding U.S. government securities and cash items) on an unconsolidated basis.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Prospectus Summary, page 1

4.	The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Please revise to remove the reference to an incomplete summary.

The introductory paragraph has been revised in response to the Staff’s comment.

The Manager, page 2

5.	Please provide us support for your belief that the manager is “one of the leading real estate financiers in the country.”

The Company is supplementally providing the Staff independent support for this statement under separate cover in Annex A.

Our Business Strengths, page 3

6.	Please clarify your statement that one of the byproducts of a CMBS platform is the creation of B notes and mezzanine loans.

The statements on pages 4 and 56-57 have been clarified in response to the Staff’s comment.

Incentive Fee, page 7

7.	The current format for this disclosure is difficult to understand because you have included embedded lists and numerous parenthetical phrases. Please revise to make the formula easier to comprehend. Provide an example to illustrate how the formula will be applied.

The disclosure on page 7 has been revised in response to the Staff’s comment to make the formula easier to comprehend. The Company has added an example to illustrate how the formula will be applied on page 78.

Initial Asset Contribution, page 8

8.	Please provide a detailed legal analysis of whether the shares to be issued under the terms of the contribution agreement should be integrated with the registered offering.

The Company believes the issuance of shares of the Company’s common stock to the Manager in consideration for the

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

contribution of the Initial Assets to the Company by the Manager upon consummation of the initial public offering should not be integrated with the offer and sale of shares of the Company’s common stock through the pending Registration Statement. The Company believes that, because of the Manager’s relationship with the Company and this offering, the Manager does not need and will not benefit in any way from the extra protections afforded by the registration requirements set forth in the Securities Act of 1933 and the rules and regulations promulgated thereunder.

The essential policy objective of the Securities Act is to protect “investors by promoting full disclosure of information thought necessary to informed investment decisions,” SEC v. Ralston Purina Co., 346 U.S. 119, 123 (1953), including the protection of “those who do not know market conditions from the overreachings of those who do,” Charles Hughes & Co. v. SEC, 139 F.2d 434, 437 (2d Cir. 1943). The SEC recognized this policy position in the no-action letter to Black Box Incorporated, dated June 26, 1990 (“Black Box”), and further clarified its policy position in the no-action letter to Squadron, Ellenoff, Pleasant & Lehrer, dated February 28, 1992 (“Squadron”). In these no-action letters, the SEC created an informal and “limited exception” to the rule requiring that concurrent transactions be integrated when the private placement purchaser is such that it is capable of fending for itself and does not need the protections afforded by registration under the Securities Act. Specifically, in Black Box, as clarified by Squadron, the Division of Corporate Finance held “for policy reasons” that it would not recommend an enforcement action to integrate a private placement with a proposed initial public offering, despite the fact that an agreement for a private placement of securities might not be executed prior to the filing of the registration statement for a public offering at the same time, under circumstances where the private placement was restricted to “qualified institutional buyers” and no more than two or three large institutional accredited investors.

The issuance of shares of the Company’s common stock to the Manager in consideration for the contribution of the Initial Assets to the Company does not raise any of the policy concerns addressed by the registration requirements of the Securities Act. The issuance of shares is to a single “qualified institutional buyer,” as defined in Rule 144A under the Securities Act. Because of its position as the Company’s external manager, responsible for the Company’s formation, the Manager has full access to all information concerning the Company and its assets. In fact, all of the Initial Assets of the Company are assets currently included in the Manager’s portfolio. In addition, all of the officers of the Company are employees of the Manager and these officers have been directly responsible for the preparation of the Registration Statement. As an issuance of stock to a single entity that is a “qualified institutional buyer” with full and complete access to all information concerning the Company, this sale of stock to the Manager epitomizes the situation in which the purchaser can “fend for itself” and does not need registration statement disclosure in order to make an informed investment decision. The private placement to the Manager should not be integrated with the Company’s public offering.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

9.	Please revise to disclose and tell us how the initial asset contribution will be accounted for. Specifically, tell us whether the assets will be recorded at their fair value on the date of the contribution or at the manager’s historical cost.

The disclosure on pages 8 and 48 has been revised in response to the Staff’s comment to disclose how the assets will be recorded at contribution.

The value at which the Company will record the Initial Assets will be determined based on the percentage of the Company’s common stock and cash that the Manager receives in exchange for the Initial Assets and the total current value of such common stock and cash. Such calculation will be performed on an asset by asset basis.

For the supplemental information of the Staff, we provide the following example. If the Initial Assets contributed by the Manager have a historical cost basis of $270 million and the Manager receives $112 million in shares of the Company’s common stock and $168 million in cash in exchange for the Initial Assets, the Company’s basis in the assets will be calculated in the following manner:

Cost Component = (Stock/(Stock+Cash)) x Historical Cost Basis

Fair Market Component = (Cash/(Stock+Cash)) x Fair Market Value

Cost Component = ($112/($112+$168)) x $270 = 40% x $270 = $108 million

Fair Market Component = ($168/($112+$168)) x $280 = 60% x $280 = $168 million

Total: $108 million + $168 million = $276 million.

In the above example, since 60% of the consideration is cash consideration, 60% of the Initial Assets would be valued at fair market value and 40% at the Manager’s historical cost basis.

10.	To the extent that any loans presented in the table have not closed prior to your distribution of the preliminary prospectus, please present these loans in a separate table.

To the extent that any of loans presented in the table have not closed prior to the Company’s distribution of the preliminary prospectus, such loans will be presented in a separate table in the preliminary prospectus.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

11.	Please include a footnote to disclose the reasons for the difference between the “Our Allocation” and “Our Outstanding Balance” columns. For example, please disclose if the difference relates to loan amortization, periodic loan drawdowns or other reasons.

A new footnote 2 has been added to the table in response to the Staff’s comment.

12.	Please tell us why two of the mezzanine loans have a fair market value of zero.

The Company supplementally advises the Staff that the Manager closed and funded its portion of the CarrAmerica mezzanine loan on October 31, 2006 and the $75 million amount was inadvertently left out of the fair market value column. The other mezzanine loan has not yet been purchased by the Manager and accordingly has no outstanding balance and no fair market value as of the current date. The Manager expects to complete the acquisition of this mezzanine loan in December 2006 and will disclose the correct amounts in the next amendment.

13.	Please provide additional detail in footnote 2 regarding your calculation of the premium, including why you selected a 9% rate. Please provide us, as an example, the support for your calculation of premium and fair market value for Riverside H&I.

Additional detail has been added to footnote 3 regarding the calculation of the premium and the reason for selecting a 9% interest rate.

For the supplemental information of the Staff, the Manager received a 1.00% origination fee at the time it originated the Riverside H&I mortgage loan. The Company will receive its proportionate share of this origination fee (1.00% of $75 million or $750,000) at closing. The Manager syndicated $100 million of the Riverside H&I mortgage loan into the marketplace and, on average, paid syndicate members 0.40% on their allocable commitments. Accordingly, the Company’s $75 million allocation has a $450,000 premium ((1.00%-0.40%) x $75,000,000) attributable to the difference in the up-front fee which the Company will receive and the up-front fee received by syndicate members. In addition, the borrower will pay a spread over LIBOR of 2.65% (which will be reduced to 2.50% once certain construction requirements are met). The Company will receive the full interest component. The current syndicate members, however, will only receive a spread of 2.20% (such spread shall remain unchanged at the time of the overall spread reduction). Based on projected construction draws (i.e., projected outstanding loan balances) the present value of this excess spread, or interest only strip, discounted at 9.00%, is $116,092.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

14.	Please include a footnote to the 13th column to explain the calculation of fair market value. Please also advise us whether this calculation is relevant to the fair market value calculation utilized in the initial asset contribution.

A new footnote 4 has been added to the table in response to the Staff’s comment.

For the supplemental information of the Staff, as previously discussed in response to Comment 9, the value at which the Company will record the Initial Assets will be determined based on the percentage of the Company’s common stock and cash that the Manager receives in exchange for the Initial Assets and the total current value of such common stock and cash. The calculation will be performed on an asset by asset basis.

Operating and Regulatory Structure, page 11

15.	Please disclose, if true, that you have received an opinion of counsel regarding your status as a REIT.

The Company’s counsel has not yet issued an opinion regarding the Company’s status as a REIT, but will be issuing an opinion, which will be filed with the SEC prior to the effectiveness of the Registration Statement. We are supplementally delivering to the Staff a draft of this opinion concurrently with the filing of Amendment No. 1.

Risk Factors

We are dependent upon the Manager, who has no experience operating a REIT, page 16

16.	Please include risk factor disclosure related to the limited involvement, if any, of your board in approving your investments.

Risk factor disclosure has been added on page 15 in response to the Staff’s comment.

17.	Please include risk factor disclosure that the management agreement does not require the manager to dedicate specific personnel to fulfilling its obligations to you under the agreement, or require any personnel to dedicate a specific amount of time.

The disclosure on page 15 has been revised in response to the Staff’s comment.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Mortgage investments that are not United States government insured and non-investment grade mortgage assets involve risk of loss, page 25

18.	Please disclose that delays in obtaining long term securitization financing will extend your default risk exposure.

A new risk factor has been added on page 24 in response to the Staff’s comment.

We may invest in the equity securities of CDOs and such investments involve significant risks, including that CDO equity receives distributions from the CDO only if the CDO generates enough income to first pay the holders of the debt securities and its expenses, page 27

19.	If you intend to invest in CDO equity securities for CDOs not sponsored by you or the manager, please provide expanded disclosure of the associated risks, including a discussion of the difficulty in performing diligence on the underlying assets.

The Company supplementally advises the Staff that it does not intend to invest in CDO equity securities for CDOs not sponsored by the Company or the Manager.

Maryland takeover statutes may prevent a change of our control, which could depress our stock price, page 33

20.	Please disclose that you have opted out of these statutes, but may opt-in in the future.

The disclosure on pages 32-33 has been revised in response to the Staff’s comment.

Distribution Policy, page 41

21.	We note your statement in the fourth paragraph that a portion of distributions may be designated by you as long-term capital gain. Please expand the disclosure to briefly describe the circumstances that would cause you to designate distributions as capital gain. In addition, please briefly describe the circumstances that would cause distributions to be treated as a return of capital.

The disclosure on page 40 of the prospectus has been revised in response to the Staff’s comment.

Capitalization, page 42

22.	Please revise to remove cash from the capitalization table.

The capitalization table on page 41 has been revised in response to the Staff’s comment.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Managements Discussion and Analysis …. page 44

23.	We note the reference in the first paragraph to “Selected Historical and Pro Forma Financial Information,” but are unable to locate this section. Please revise or advise.

The reference to this section on page 43 has been deleted in response to the Staff’s comment.

24.	We note your discussion of trends in the commercial real estate business. Please expand your discussion to address any material trends in the short-term and long-term financing markets, including any volatility in CDO and CMBS spreads.

The discussion on page 44 has been expanded in response to the Staff’s comment.

Interest Rate Risk, page 50

25.	Please expand your discussion to describe the relative degree of risk between when your originate the investment using short term financing and when you eventually utilize long term financing to match fund your assets and liabilities.

The discussion on page 50 has been expanded in response to the Staff’s comment.

Description of initial assets, page 62

26.	We note your disclosure in a number of instances that you and the manager own pari passu interests in the loans. With respect to loans that include other participating lenders, please disclose whether your interests are pari passu with those other lenders. If not, please disclose your relative loss position.

The disclosure on pages 61, 62 and 63 has been revised to reflect that our interests are pari passu with other lenders to the extent that the Company and the Manager do not collectively own 100% of a particular loan.

27.	The disclosure of the total loan amount and your participation amount for the Trump International Hotel loan are inconsistent between the table and the narrative disclosure. Please revise or advise.

The numbers for all of the loans in the table and the narrative disclosure have been updated to reflect changes through November 30, 2006 and are now consistent.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

B Notes, page 66

28.	Please disclose whether the manager owns the A note for the 86th Street and 3rd Avenue loan.

The disclosure on page 65 has been updated to reflect that the Manager will own 100% of the A Note with a face amount of $191 million.

Management, page 84

29.	We note that your board will consist of at least five directors. Please revise to disclose when the remaining four directors will be elected. Identify any future directors who have consented to being named in the registration statement and file their consents as exhibits to the registration statement.

An additional sentence has been added on page 84 to the effect that the remaining four directors will be elected prior to consummation of this offering. Any future directors who consent to be named in the Registration Statement will be added in subsequent amendments and their consent will be filed at that time.

Security Ownership of Certain Beneficial Owners and Management, page 92

30.	Please include all ownership amounts in your next amendment, or tell us why these amounts are not yet known.

Additional ownership amounts have been provided in the table on page 92 in response to the Staff’s comment.

Where You Can Find More Information, page 131

31.	Please update the SEC address. 100 F Street, N.E., Washington, D.C. 20549.

The SEC address on page 130 has been revised in response to the Staff’s comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

32.	Please include a signed copy of your auditors report with your amended filing.

We have included a signed copy of the Company’s auditor’s report with the filing of Amendment No. 1.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Part II. Information Not Required in Prospectus

Item 16. Exhibits

33.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

We have supplementally provided the Staff with drafts of the Exhibit 5.1 opinion and Exhibit 8.1 opinion, which are attached hereto as Annex B and Annex C, respectively.

*    *    *    *

Any questions or comments relating to the foregoing or the enclosed materials should be directed to me at (212) 735-3868, David Goldschmidt at (212) 735-3574 or Debra Post at (212) 735-7803.

Very truly yours,

/s/ Bethany Haynes

cc:	Michael McTiernan, Esq.,
Division of Corporation Finance
Securities and Exchange Commission

Evan F. Denner
President and Chief Executive Officer
Quadra Realty Trust, Inc.

Steven M. Sherwyn
Chief Financial Officer
Quadra Realty Trust, Inc.

Karen J. Garnett

Division of Corporate Finance

Securities and Exchange Commission

Larry Medvinsky
Clifford Chance US LLP

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP

Debra Post
Skadden, Arps, Slate, Meagher & Flom LLP